SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ADDS 11 NEW MARSEILLE SUMMER ROUTES

24 ROUTES & 500,000 SUMMER SEASON PAX IN MARSEILLE

Ryanair, the world's favourite airline, today (1st Feb) announced an extended summer season operation at Marseille which will see up to two aircraft temporarily overnight at the airport for just over a four month period (14th April until 4th Sept) offering 24 routes and delivering 500,000 passengers at Marseille's MP2 terminal this summer.

Ryanair closed its Marseille base in January following unjustified legal proceedings which sought to force Ryanair's Irish crew to pay tax and social insurance in France, despite European Regulations which allow Ryanair's crews to pay taxes and social insurance in Ireland where they were employed, worked and paid. Ryanair continues to operate 13 routes to Marseille from other Ryanair bases and has taken a case in the European Courts against the French decree.

To celebrate Ryanair's expanded Marseille summer operations (under which Ryanair will temporarily overnight up to two aircraft in Marseille from 14th April to 11th September) Ryanair released 1m €8 seats for travel in late February and March while Ryanair's new Marseille routes go on sale on www.ryanair.com tomorrow 2nd Feb.

Speaking today in Marseille, Ryanair's Michael O'Leary said:

"Ryanair is pleased to announce this expanded Marseille summer season operation which will deliver 24 routes (including 11 new routes) and 500,000 passengers to the Provence region this summer.

This summer operation will involve the temporary overnighting of up to two Irish registered aircraft, with Irish crews, on Irish contracts, paying their tax and social insurance in Ireland for a four month period. Ryanair remains committed to Marseille Airport and we look forward to continuing to work with Marseille Airport and the Chamber of Commerce to deliver new routes and new visitors to MP2 from mid-April to early September 2011."

MARSEILLE SUMMER SCHEDULE 2011

13 Existing routes	11 New routes
Brussels	Agadir
Cagliari	Brest
Dublin	Eindhoven
Dusseldorf (Weeze)	Fez
Edinburgh	Gothenburg
London	Lille
Madrid	Marrakesh
Malaga	Nador
Malta	Nantes
Porto	Palermo
Stockholm	Tangier
Seville
Valencia

For further information please contact:                                              Stephen McNamara                                          Joe Carmody
                                                                                                                    Ryanair Ltd                                                         Edelman
                                                                                                                   Tel: +353-1-8121212                                            Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 February 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary